John Hancock Place Post Office Box 111 Boston, Massachusetts 02117 (617) 572-0320 Fax: (617) 572-9161 E-mail: pminella@jhancock.com Paula J. Minella AVP and Senior Counsel

VIA EDGAR

June 22, 2018

Sonny Oh, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.)

John Hancock Life Insurance Company (U.S.A.) Separate Account A

File Nos.: 811-4834 and 333-217721, 333-193994, 333-151630

Dear Mr. Oh:

Per your comments conveyed by telephone on June 19, 2018, please see the revised rider charge footnote and rider description for the Long-Term Care Rider 2018 for each of the ’33 Act Registrants noted above. Given our requested effective date of July 9, 2018, we would greatly appreciate any additional comments at your earliest possible convenience.

Very truly yours,

/S/ Paula J. Minella

Supplement dated July 9, 2018

to the

Prospectus dated April 30, 2018

This supplement is to accompany the prospectus for variable life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) titled Protection VUL 2017.

We amend the “Rider Charges” table of your prospectus by adding the following disclosure:

Long-Term Care Rider 2018(6)	Monthly	Amount Deducted
Maximum charge		$3.75 per $1,000 of NAR
Minimum charge		$0.01 per $1,000 of NAR
Charge for representative insured person		$0.10 per $1,000 of NAR

(6)	The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The maximum charge shown is for a 75-year old female substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The minimum charge shown is for a 20-year old male super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The representative insured person charge shown is for a 55-year old male preferred non-smoker underwriting risk with a 4% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is the percentage of the death benefit you can accelerate each month, and is stated in the Policy Specifications page of your policy. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.

We amend the “Optional supplementary benefit riders you can add” as follows:

Long-Term Care Rider 2018

This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person (1) is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain Qualified Long-Term Care Services defined in the rider.

The maximum amount of death benefit that may be accelerated under this rider is the Accelerated Benefit Pool, which is equal to a percentage of the Face Amount at Issue.

Each advance payment under the rider reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

When the insured person qualifies for benefits under this rider, we will determine the Maximum Monthly Benefit Amount, which is the portion of the Accelerated Benefit Pool that you can accelerate each month to pay for Qualified Long-Term Care Services. The Maximum Monthly Benefit Amount is

equal to the Accelerated Benefit Pool multiplied by the Monthly Acceleration Percentage. The Monthly Acceleration Percentage must be selected when you apply for the policy and cannot be changed. We will recalculate the Maximum Monthly Benefit Amount and the Accelerated Benefit Pool if you make a withdrawal of policy value, and for other events described in the rider.

Rider benefits may also be used to pay for Stay at Home Services. At the time we receive Receipts for Stay at Home Services, we will determine the Stay at Home Lifetime Benefit Amount, which is the maximum amount that you can accelerate from the Accelerated Benefit Pool over the life of the policy to pay for Stay at Home Services. The Stay at Home Lifetime Benefit Amount is set equal to the Maximum Monthly Benefit Amount in effect on the date you submit Receipts for Stay at Home Services. Stay at Home Services and Receipts for Stay at Home Services are defined in the rider.

Once the Accelerated Benefit Pool is exhausted, the rider will terminate and you will no longer receive advance payments pursuant to the rider.

We restrict your policy value’s exposure to market risk when benefits are being paid under the Long-Term Care Rider. We do this in several ways. First, before we begin paying any Accelerated Benefit, we will transfer all policy value from the variable investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to a variable investment account while rider benefits are being paid. Your participation in any of the automatic investment plans will also be suspended during this period.

If the insured person no longer qualifies to receive periodic advance payments and your policy remains in force, you will be permitted to invest new premium payments in or transfer existing policy value to the variable investment accounts. (The restriction on transfers from the fixed account will continue to apply.)

Accelerated benefits under this rider reduce the Death Benefit Protection Value by the same proportion as the Face Amount.

Finally, please note that there is a significant risk that ownership of a policy with this rider by anyone other than the insured person will cause adverse tax consequences. If the owner of the policy is not the insured person, benefit payments may be included in the owner’s income, and the death benefit may be part of the estate of the insured person for purposes of Federal estate tax (see “Tax considerations”).

This supplement is to accompany the prospectus for variable life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) titled MVULX.

We amend the “Rider Charges” table of your prospectus by adding the following disclosure:

Long-Term Care Rider 2018(6)	Monthly	Amount Deducted
Maximum charge		$3.75 per $1,000 of NAR
Minimum charge		$0.01 per $1,000 of NAR
Charge for representative insured person		$0.13 per $1,000 of NAR

(6)	The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The maximum charge shown is for a 75-year old female substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The minimum charge shown is for a 20-year old male super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The representative insured person charge shown is for a 55-year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is the percentage of the death benefit you can accelerate each month, and is stated in the Policy Specifications page of your policy. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.

We amend the “Optional supplementary benefit riders you can add” as follows:

Long-Term Care Rider 2018

This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person (1) is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain Qualified Long-Term Care Services defined in the rider.

The maximum amount of death benefit that may be accelerated under this rider is the Accelerated Benefit Pool, which is equal to a percentage of the Face Amount at Issue.

Each advance payment under the rider reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

When the insured person qualifies for benefits under this rider, we will determine the Maximum Monthly Benefit Amount, which is the portion of the Accelerated Benefit Pool that you can accelerate each month to pay for Qualified Long-Term Care Services. The Maximum Monthly Benefit Amount is equal to the Accelerated Benefit Pool multiplied by the Monthly Acceleration Percentage. The Monthly Acceleration Percentage must be selected when you apply for the policy and cannot be changed. We will recalculate the Maximum Monthly Benefit Amount and the Accelerated Benefit Pool if you make a withdrawal of policy value, and for other events described in the rider.

Rider benefits may also be used to pay for Stay at Home Services. At the time we receive Receipts for Stay at Home Services, we will determine the Stay at Home Lifetime Benefit Amount, which is the maximum amount that you can accelerate from the Accelerated Benefit Pool over the life of the policy to pay for Stay at Home Services. The Stay at Home Lifetime Benefit Amount is set equal to the Maximum Monthly Benefit Amount in effect on the date you submit Receipts for Stay at Home Services. Stay at Home Services and Receipts for Stay at Home Services are defined in the rider.

Once the Accelerated Benefit Pool is exhausted, the rider will terminate and you will no longer receive advance payments pursuant to the rider.

We restrict your policy value’s exposure to market risk when benefits are being paid under the Long-Term Care Rider. We do this in several ways. First, before we begin paying any Accelerated Benefit, we will transfer all policy value from the variable investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to a variable investment account while rider benefits are being paid. Your participation in any of the automatic investment plans will also be suspended during this period.

If the insured person no longer qualifies to receive periodic advance payments and your policy remains in force, you will be permitted to invest new premium payments in or transfer existing policy value to the variable investment accounts. (The restriction on transfers from the fixed account will continue to apply.)

Benefits under this rider do not reduce the Early Lapse Protection requirements that may be necessary for the Early Lapse Protection feature to remain in effect after a termination of rider benefits.

Finally, please note that there is a significant risk that ownership of a policy with this rider by anyone other than the insured person will cause adverse tax consequences. If the owner of the policy is not the insured person, benefit payments may be included in the owner’s income, and the death benefit may be part of the estate of the insured person for purposes of Federal estate tax (see “Tax considerations”).

This supplement is to accompany the prospectus for variable life insurance policies issued by John Hancock Life Insurance Company (U.S.A.) titled Accumulation VUL 2014.

We amend the “Rider Charges” table of your prospectus by adding the following disclosure:

Long-Term Care Rider 2018(7)	Monthly	Amount Deducted
Maximum charge		$3.75 per $1,000 of NAR
Minimum charge		$0.01 per $1,000 of NAR
Charge for representative insured person		$0.07 per $1,000 of NAR

(7)	The charge for this rider is determined by multiplying the net amount of insurance for which we are at risk (the net amount at risk or “NAR”) by the applicable rate. The rates vary by the long-term care insurance risk characteristics of the insured person and the rider benefit level selected. The maximum charge shown is for a 75-year old female substandard smoker underwriting risk with a 4% Monthly Acceleration Percentage. The minimum charge shown is for a 20-year old male super preferred non-smoker underwriting risk with a 1% Monthly Acceleration Percentage. The representative insured person charge shown is for a 45-year old male standard non-smoker underwriting risk with a 4% Monthly Acceleration Percentage. The Monthly Acceleration Percentage is the percentage of the death benefit you can accelerate each month, and is stated in the Policy Specifications page of your policy. These charges may not be particularly relevant to your current situation. For more information, contact your John Hancock USA representative.

We amend the “Optional supplementary benefit riders you can add as follows:

Long-Term Care Rider 2018

This rider provides for periodic advance payments to you of a portion of the death benefit if the insured person (1) is unable to perform at least two activities of daily living without substantial human assistance or has a severe cognitive impairment; and (2) is receiving certain Qualified Long-Term Care Services defined in the rider.

The maximum amount of death benefit that may be accelerated under this rider is the Accelerated Benefit Pool, which is equal to a percentage of the Face Amount at Issue.

Each advance payment under the rider reduces the remaining death benefit under your policy, and causes a proportionate reduction in your policy value. If you have a policy loan, we will use a pro-rata portion of each death benefit advance to repay indebtedness. For example, if current indebtedness is $10,000, the death benefit is $100,000, and the gross advance is $2,000, then the net advance would be $1,800 = $2,000 X (1 - ($10,000/ $100,000)). As a result of the advance, the indebtedness will be reduced by $200.

When the insured person qualifies for benefits under this rider, we will determine the Maximum Monthly Benefit Amount, which is the portion of the Accelerated Benefit Pool that you can accelerate each month to pay for Qualified Long-Term Care Services. The Maximum Monthly Benefit Amount is equal to the Accelerated Benefit Pool multiplied by the Monthly Acceleration Percentage. The Monthly Acceleration Percentage must be selected when you apply for the policy and cannot be changed. We will recalculate the Maximum Monthly Benefit Amount and the Accelerated Benefit Pool if you make a withdrawal of policy value, and for other events described in the rider.

Rider benefits may also be used to pay for Stay at Home Services. At the time we receive Receipts for Stay at Home Services, we will determine the Stay at Home Lifetime Benefit Amount, which is the maximum amount that you can accelerate from the Accelerated Benefit Pool over the life of the policy to pay for Stay at Home Services. The Stay at Home Lifetime Benefit Amount is set equal to the Maximum Monthly Benefit Amount in effect on the date you submit Receipts for Stay at Home Services. Stay at Home Services and Receipts for Stay at Home Services are defined in the rider.

Once the Accelerated Benefit Pool is exhausted, the rider will terminate and you will no longer receive advance payments pursuant to the rider.

We restrict your policy value’s exposure to market risk when benefits are being paid under the Long-Term Care Rider. We do this in several ways. First, before we begin paying any Accelerated Benefit, we will transfer all policy value from the variable investment accounts to the fixed account. (The amount to be transferred will be determined on the business day immediately following the date we approve a request for benefits under the rider.) In addition, you will not be permitted to transfer policy value or allocate any additional premium payment to a variable investment account while rider benefits are being paid. Your participation in any of the automatic investment plans will also be suspended during this period.

If the insured person no longer qualifies to receive periodic advance payments and your policy remains in force, you will be permitted to invest new premium payments in or transfer existing policy value to the variable investment accounts. (The restriction on transfers from the fixed account will continue to apply.)

Benefits under this rider do not reduce the No-Lapse Guarantee Premium requirements that may be necessary for the No-Lapse Guarantee to remain in effect after a termination of rider benefits.

Finally, please note that there is a significant risk that ownership of a policy with this rider by anyone other than the insured person will cause adverse tax consequences. If the owner of the policy is not the insured person, benefit payments may be included in the owner’s income, and the death benefit may be part of the estate of the insured person for purposes of Federal estate tax (see “Tax considerations”).